

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05049076

March 29, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/29/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letters dated February 7, 2005, February 23, 2005 and March 7, 2005 concerning the shareholder proposal submitted to GM by Lucy M. Kessler. We also have received letters on the proponent's behalf dated February 18, 2005 and March 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 6, 2004 from Lucy Kessler (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would request that the Board of Directors seek stockholder approval of future severance agreements or employment agreements that provide payment for change of control or severance.

General Motors intends to omit the proposal and supporting statement under Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of Rule 14a-9.

Staff Legal Bulletin No. 14B (September 15, 2004) reaffirmed the application of Rule 14a-8(i)(3) to exclude or modify a statement where "the company demonstrates objectively that a factual statement is materially false or misleading" and "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Since both conditions apply to the proposal and supporting statement, we believe that the proposal can be omitted under Rule 14a-8.

Although the subject matter of the proposal is severance provisions for senior executives, virtually none of the supporting statement deals with that topic, except for the mention of the vote the same topic received at 26 unnamed other companies and CALPERS position on the topic. The rest of the statement deals with the Board of Directors and its independence and governance. A stockholder who was persuaded by the statement might vote in favor of the proposal believing that it related to membership on the Board or Board governance. Because it applies to executive compensation, in fact it would not be likely to have any effect on the charges that the statement makes—Board ineffectiveness, excessive CEO pay, lack of independence, and over-extension of individual directors. Substantially the same supporting statement—modified for a variety of corporations but not for the different topics of the related proposals—has been

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

used indiscriminately this proxy season for proposals relating to poison pills, AT&T Corp. (January 24, 2005); Kimberly-Clark Corporation (December 22, 2004); annual election of directors, Electronic Data Systems Corporation (January 24, 2005); PACCAR Inc. (December 27, 2004); simple majority voting, Time Warner Inc. (January 21, 2005); SBC Communications Inc. (January 5, 2005); and independent board chairman, General Electric Company (January 14, 2005). A stockholder who reviewed a number of proxy statements could very likely be confused by seeing the same supporting statement repeatedly, particularly when in this case it bears almost no relationship to the proposal itself.

The supporting statement, in addition to being irrelevant to the proposal, includes a number of materially misleading statements and would violate Rule 14a-9. The ratings from The Corporate Library reported in the first bullet point have been changed and are now "B" for both Overall Board Effectiveness, "C" for CEO Compensation and "Low" board risk assessment (as compared to the earlier ratings of D, F, and High risk). (Exhibit B) The change in the CEO Compensation rating also affects the "Problem Director" designation reported in the second bullet point. On January 19, General Motors wrote the proponent's representative John Chevedden to point out these changes (at that time the Overall Board Effectiveness Rating was "C") and to offer him an opportunity to revise the supporting statement. (Exhibit C) In a subsequent conversation, after GM indicated that it was not willing to negotiate other matters in connection with this suggested change, Mr. Chevedden stated that he preferred to wait to make changes until directed by the Staff. We believe that the supporting statement now omits to state a material fact necessary to make it not misleading, as prohibited by Rule 14a-9. The second bullet point also omits the fact that Mr. Bryan, although a director of Sara Lee in 1976, left its board in 2001, three years before the rating that the supporting statement refers to, and the third bullet point reports the 2002 pay for the CEO without providing the lower 2003 compensation. (The 2003 compensation may not have been available on the cited source, but clearly comparable—and much lower—numbers are available in the Summary Compensation Table in GM's 2003 proxy statement. (Exhibit D)) In addition, the first paragraph of the supporting statement, headed "51% Yes-Vote", omits the fact that the proposal received a considerably lower 23% vote at GM in 2004. (Exhibit E) That statement and the second and third bullet points are artfully drafted to create a false impression; by omitting more specific or recent information the supporting statement is materially misleading, and therefore those portions are excludable under Rule 14a-8(i)(3).

Following SLB No. 14B it is disappointing to have to call on the Staff to correct these deficiencies. As long as proponents are unwilling to correct clearly false or misleading statements or to add necessary information to avoid materially misleading omissions without direct instructions from the Staff (or without receiving concessions from registrants), stockholder proposals will continue to consume an inordinate amount of time from the Staff as well as attorneys for registrants. By permitting the deletion of a statement that violates Rule 14a-9 rather than simply directing the proponent to make changes necessary for its accuracy, the Staff would create an incentive for proponents as well as registrants to comply with the proxy rules without demanding Staff involvement.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Ms. Kessler's representative is John Chevedden. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Lucy Kessler

12/06/2004 22:43 3103717872

To: A. Larin
C: S. Colby

EXHIBIT A

RECEIVED

DEC - 7 2004

OFFICE OF SECRETARY
DETROIT

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Lucy M. Kessler

11/22/04
Date

cc: Nancy E. Polis
Corporate Secretary
Ann Larin
PH: 313-665-4927
FX: 313-665-4978, -4977

3 – Allow a Vote regarding Future Golden Parachutes

RESOLVED: Allow a Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify. Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are included):

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:

"D" in Overall Board Effectiveness.

"F" in CEO Compensation

The Corporate Library added, "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."

• John Bryan was designated a "problem director" by TCL. Reason: Mr. Bryan is chairperson of the Compensation Committee at General Motors, which received a CEO Compensation grade of "F" by TCL. Mr. Bryan had also served on the Sara Lee Corp. board since 1976. Sara Lee had a 2004 overall board effectiveness rating of "D".

• 2002 CEO pay of $14 million including stock option grants.

Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

(If CEO pay is excessive – concern that our board is weak in its oversight of our CEO.)

• We had no Lead Director or Independent Chairman – independence concern.

• Our directors had the power to adopt a poison pill and then hold off a shareholder vote on the pill for 12 months.

• Four of our directors were allowed to hold from 4 to 6 director seats each – over-extension concern. (Due to such over-extension there is concern these directors should not be further burdened with service on key board committees.)

• Phil Laskawy held 6 board seats (over-extension concern) and chaired our 4-member key Audit Committee.

• Kent Kresa and Eckhard Pfeiffer also served on the key Audit Committee and held 5 board seats each – over-extension concern.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Allow a Vote regarding Future Golden Parachutes
Yes On 3

Notes:
Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 submitted this proposal.

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

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General Motors Corporation (GM)

Board Effectiveness Rating	B	Board Risk Assessment	Low	Previous Rating	C	'Best Practices' Compliance Score	98%
				Date Changed	1/17/2005		

(Last data update - 10/8/2004) Events Reported for this Company

Board Effectiveness Rating

OVERALL RATING	B
Board Composition:	B
CEO Compensation:	C
Shareholder Responsiveness:	B
Litigation & Regulatory Problems:	B
Takeover Defenses:	C
Accounting:	B
Strategic Decisionmaking:	B
Problem Directors:	B
Analyst Adjustment:	B

ABOUT THE COMPANY

Proxy Filing Date:	4/21/2004
Annual Meeting Date:	6/2/2004
Annual Meeting Location:	Hotel du Pont (Wilmington, Delaware)
Industry:	Transportation Equipment Mfg
Listing Exchange:	NYSE
S&P Index:	S&P 500
Russell Index:	Russell 1000
Fortune Rank:	3
Country:	USA
State HQ:	MI
State Incorporated:	DE
CIK:	0000040730
CUSIP:	370442105
SIC:	3711
SIC Description:	Motor Vehicles & Passenger Car Bodies
Company Home Page:	http://www.gm.com/

OWNERSHIP INFORMATION

Ownership Category:	Institutions Dominant
% Held by Dominant Shareholder:	

There is no dominant shareholder at this firm.

% Held by Insiders:	0.00
% Held by 5% Holders:	29.10
Total % Insiders + 5% Holders:	29.10
% Held by Institutions:	79.60

TOTAL SHAREHOLDER RETURN (as of 12/31/2004)

	5 Year	3 Year	1 Year
GM	-31.13	-5.23	-21.24
Industry	70.80	101.64	17.90
S&P 500	-13.2576	9.2481	9.8648

MARKET FUNDAMENTALS (updated 12/31/2004)

Closing Share Price:	40.06
52 Week Hi:	55.55
52 Week Lo:	36.90
Price/Earnings:	5.4
Price/Book:	0.81
Operating Revenues:	$44,858,000,000
Market Cap:	$22,626,926,475
Shares Outstanding:	564,825,923
Employees:	326,000
Fiscal Yr End:	12/31

All numbers included in our Total Shareholder Return & Market Fundamentals sections, and the Institutional Shares Held % number included at left, are updated quarterly by CoreData Financial Information. Total Return numbers show the percentage of change. Industry averages are based on our own calculations.

COMPANY CONTACT INFORMATION

General Motors Corporation
300 Renaissance Ctr
Detroit MI 48265
USA
Phone: 313 556-5000
Fax: 313 556-5108

COMPANY & BOARD DESCRIPTION

The General Motors Corporation is the world's largest vehicle manufacturer. The Company engages in automotive services, financing and insurance operations. Through its Hughes Electronics subsidiary, GM is involved with communications services, including digital entertainment and information and communications services.

The GM (GM) board consists of 12 directors, of which 11 are outside or 'non-executive' directors. Chairman G. Richard Wagoner is the current CEO of the company. While the GM board has an outside majority, 2 of the outside directors have reported relationships with the company that investors or underwriters may wish to examine more closely to determine their actual degree of independence. Please note, however that we highlight these relationships for informational purposes only. While in some cases they may reflect potential conflicts of interest, in many other cases the presence of such directors may instead be to the shareholders' benefit, and contribute to the overall strength of the board. Board independence alone is generally not a major factor in our ratings. Additional information on any such relationships may be found in the individual director profiles, or in most cases by clicking on the 'outside related' links included in the table below.

According to their most recent proxy, the board met 8 times last year. The outside directors also meet separately from management, an especially important indicator of overall board independence. The company's formal governance policy may be accessed online (see below). The company's business ethics code may be accessed online (see below).

The non-employee directors of the Board meet in executive sessions at least two times each year without management present. The Chair of the Directors and Corporate Governance Committee acts as presiding director at these executive sessions.

There are 2 female directors. There are no directors over seventy. There are 3 directors who are active CEOs at another firm.

CEO G. Richard Wagoner is 52 years old. Wagoner has been CEO since 2000.

GM is audited by Deloitte & Touche LLP.

BOARD EFFECTIVENESS & RISK ASSESSMENT INDICATORS

OVERALL BOARD EFFECTIVENESS RATING = B

OVERALL GOVERNANCE RISK ASSESSMENT = Low

BOARD COMPOSITION

The GM board meets our current tests for board effectiveness in the area of board composition.

CEO COMPENSATION

The CEO's base salary exceeds the median for a company of this size by more than 20%.

The CEO's 'All Other Compensation' exceeds acceptable limits.

The CEO's total annual compensation exceeds the median for a company of this size by more than 20%.

The CEO's total compensation for the reported period, including realized options, exceeds the median for a company of this size by more than 20%.

SHAREHOLDER RESPONSIVENESS

The GM board meets our current tests for board effectiveness in the area of shareholder responsiveness.

LITIGATION & REGULATORY PROBLEMS

The GM board meets our current tests for board effectiveness in the area of litigation & regulatory problems.

TAKEOVER DEFENSES

STRATEGIC DECISIONMAKING

The GM board meets our current tests for board effectiveness in the area of strategic decisionmaking.

COMPENSATION HIGHLIGHTS

Stockholder proposals:

calling for the elimination of stock options

calling for the elimination of stock options and severance awards

Beginning 2003, all stock options are expensed over the vesting period.

(2004 - TW)

Apart from the threshold performance level for the performance share plan being TSR at the lower quartile of the S&P 500,and even though compensation levels are generally targeted at upper quartile levels, the compensation policies are relatively rigorous.

(2004 - PGH)

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General Motors Corporation (GM)

Board Effectiveness Rating	C	Board Risk Assessment	Low	Previous Rating	D	'Best Practices' Compliance Score	93%
				Date Changed	1/14/2005		

(Last data update - 10/8/2004) Events Reported for this Company

Board Effectiveness Rating

OVERALL RATING	C
Board Composition:	B
CEO Compensation:	C
Shareholder Responsiveness:	B
Litigation & Regulatory Problems:	B
Takeover Defenses:	C
Accounting:	B
Strategic Decisionmaking:	B
Problem Directors:	B
Analyst Adjustment:	B

ABOUT THE COMPANY

Proxy Filing Date:	4/21/2004
Annual Meeting Date:	6/2/2004
Annual Meeting Location:	Hotel du Pont (Wilmington, Delaware)
Industry:	Transportation Equipment Mfg
Listing Exchange:	NYSE
S&P Index:	S&P 500
Russell Index:	Russell 1000
Fortune Rank:	3
Country:	USA
State HQ:	MI
State Incorporated:	DE
CIK:	0000040730
CUSIP:	370442105
SIC:	3711
SIC Description:	Motor Vehicles & Passenger Car Bodies
Company Home Page:	http://www.gm.com/

OWNERSHIP INFORMATION

Ownership Category:	Institutions Dominant
% Held by Dominant Shareholder:	
There is no dominant shareholder at this firm.	
% Held by Insiders:	0.00
% Held by 5% Holders:	29.10
Total % Insiders + 5% Holders:	29.10
% Held by Institutions:	79.60

TOTAL SHAREHOLDER RETURN (as of 12/31/2004)

	5 Year	3 Year	1 Year
GM	-31.13	-5.23	-21.24
Industry	70.80	101.64	17.90
S&P 500	-13.2576	9.2481	9.8648

MARKET FUNDAMENTALS (updated 12/31/2004)

Closing Share Price:	40.06
52 Week Hi:	55.55
52 Week Lo:	36.90
Price/Earnings:	5.4
Price/Book:	0.81
Operating Revenues:	$44,858,000,000
Market Cap:	$22,626,926,475
Shares Outstanding:	564,825,923
Employees:	326,000
Fiscal Yr End:	12/31

All numbers included in our Total Shareholder Return & Market Fundamentals sections, and the Institutional Shares Held % number included at left, are updated quarterly by CoreData Financial Information. Total Return numbers show the percentage of change. Industry averages are based on our own calculations.

COMPANY CONTACT INFORMATION

General Motors Corporation

300 Renaissance Ctr

Detroit MI 48265

USA
Phone: 313 556-5000
Fax: 313 556-5108

COMPANY & BOARD DESCRIPTION

The General Motors Corporation is the world's largest vehicle manufacturer. The Company engages in automotive services, financing and insurance operations. Through its Hughes Electronics subsidiary, GM is involved with communications services, including digital entertainment and information and communications services.

The GM (GM) board consists of 12 directors, of which 11 are outside or 'non-executive' directors. Chairman G. Richard Wagoner is the current CEO of the company. While the GM board has an outside majority, 2 of the outside directors have reported relationships with the company that investors or underwriters may wish to examine more closely to determine their actual degree of independence. Please note, however that we highlight these relationships for informational purposes only. While in some cases they may reflect potential conflicts of interest, in many other cases the presence of such directors may instead be to the shareholders' benefit, and contribute to the overall strength of the board. Board independence alone is generally not a major factor in our ratings. Additional information on any such relationships may be found in the individual director profiles, or in most cases by clicking on the 'outside related' links included in the table below.

According to their most recent proxy, the board met 8 times last year. The outside directors also meet separately from management, an especially important indicator of overall board independence. The company's formal governance policy may be accessed online (see below). The company's business ethics code may be accessed online (see below).

The non-employee directors of the Board meet in executive sessions at least two times each year without management present. The Chair of the Directors and Corporate Governance Committee acts as presiding director at these executive sessions.

There are 2 female directors. There are no directors over seventy. There are 3 directors who are active CEOs at another firm.

CEO G. Richard Wagoner is 52 years old. Wagoner has been CEO since 2000.

GM is audited by Deloitte & Touche LLP.

BOARD EFFECTIVENESS & RISK ASSESSMENT INDICATORS

OVERALL BOARD EFFECTIVENESS RATING = C

OVERALL GOVERNANCE RISK ASSESSMENT = Low

BOARD COMPOSITION

The GM board meets our current tests for board effectiveness in the area of board composition.

CEO COMPENSATION

* The CEO's base salary exceeds the median for a company of this size by more than 20%.

* The CEO's 'All Other Compensation' exceeds acceptable limits.

* The CEO's total annual compensation exceeds the median for a company of this size by more than 20%.

* The CEO's total compensation for the reported period, including realized options, exceeds the median for a company of this size by more than 20%.

SHAREHOLDER RESPONSIVENESS

The GM board meets our current tests for board effectiveness in the area of shareholder responsiveness.

LITIGATION & REGULATORY PROBLEMS

The GM board meets our current tests for board effectiveness in the area of litigation & regulatory problems.

TAKEOVER DEFENSES

* The company's current ownership profile acts as an inherently strong deterrent to hostile takeover.

STRATEGIC DECISIONMAKING

The GM board meets our current tests for board effectiveness in the area of strategic decisionmaking.

COMPENSATION HIGHLIGHTS

Stockholder proposals:

1. calling for the elimination of stock options

2. calling for the elimination of stock options and severance awards

Beginning 2003, all stock options are expensed over the vesting period.

(2004 - TW)

Apart from the threshold performance level for the performance share plan being TSR at the lower quartile of the S&P 500,and even though compensation levels are generally targeted at upper quartile levels, the compensation policies are relatively rigorous.

(2004 - PGH)

EXHIBIT C



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

January 19, 2005

BY FAX—310-371-7872
John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am writing about the stockholder proposal submitted by Lucy Kessler on December 6, 2004.

The supporting statement, in the first bullet under the second subhead, states that The Corporate Library rated GM "D" in overall board effectiveness and "F" in CEO compensation and added that the board's effectiveness rate suggests that the board contributed a High degree of risk. I wanted to point out to you that The Corporate Library has updated its rating, and that GM now has a "C" in overall board effectiveness, a "C" in CEO compensation, and a "Low" board risk assessment. The change in the rating for CEO compensation also affects the second bullet point, about John Bryant as chairman of the Executive Compensation Committee.

While the supporting statement is still literally correct—those ratings were reported in 2004—I believe that it would be fair to GM and its stockholders to provide the most recent ratings. I note that SEC Staff Legal Bulletin No. 14B states that, although it will no longer issue no-action letters based on factual assertions that are unsupported or may be disputed or countered, a proposal may still be excludible under rule 14(a)-3(i)(3) if the company demonstrates objectively that a factual statement is materially false or misleading. I believe that the statement is currently misleading with regard to The Corporate Library's ratings, but given the tone of SLB No. 14B, I would hope that we can handle this without involving the Staff.

Could you please let me know if you are willing to revise the supporting statement to provide the current ratings?

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Executive Compensation
Summary Compensation Table

The table below shows the pre-tax compensation paid during the last three fiscal years to Chairman and Chief Executive Officer G. R. Wagoner, Jr., and each of the four other most highly compensated executive officers during 2003.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(1)	Restricted Stock Units (2)	Stock Options	Long-Term Incentives (3)	All Other Compen-sation(4)
		$	$	$	$	# Shares	$	$
G. R. Wagoner, Jr.	2003	2,200,000	2,860,000	58,578		500,000	3,313,000	76,994
Chairman of the Board	2002	2,000,000	0		5,006,250	600,000	0	34,382
& CEO	2001	2,000,000	0			400,000	480,000	84,160
J. M. Devine	2003	1,550,000	1,612,000	55,604		200,000	2,821,000	463,472
Vice Chairman and Chief	2002	1,450,000	0		3,003,750	300,000	703,000	428,953
Financial Officer	2001	1,450,000	1,500,000	69,721		200,000	1,380,000	418,168
R. A. Lutz	2003	1,550,000	1,612,000	57,010		200,000	3,171,000	61,994
Vice Chairman — Product	2002	1,450,000	0	94,153	3,003,750	200,000	1,388,000	26,581
Development; Chairman, GM North America; and Interim President, GM Europe	2001	483,333	500,000			200,000		
T. A. Gottschalk — Executive	2003	929,167	850,000	52,279		90,000	1,196,000	37,163
Vice President, Law & Public	2002	900,000	0		1,602,000	140,000	0	19,800
Policy and General Counsel	2001	858,000	0			70,000	230,000	32,617
G. L. Cowger* — Group Vice President & President, GM North America	2003	775,000	646,000	58,718		55,000	787,000	23,244

* Mr. Cowger became an executive officer in 2003.

(1) Amounts include $22,598 (2003) for Mr. Wagoner; $26,599 (2001) and $25,288 (2003) for Mr. Devine; $64,536 (2002) and $17,295 (2003) for Mr. Lutz; $16,963 (2003) for Mr. Gottschalk; and $16,207 (2003) for Mr. Cowger related to personal use of company aircraft as well as required spousal business travel.

(2) The number and value of aggregate unvested or unpaid incentive awards, including restricted stock or Performance Achievement Plan holdings of each of the Named Executive Officers to be earned over their careers as of December 31, 2003, were: Mr. Wagoner 146,710 units Common Stock ($7,834,314); Mr. Devine 227,320 units Common Stock ($12,138,888); Mr. Lutz 135,706 units Common Stock ($7,246,700); Mr. Gottschalk 40,000 units Common Stock ($2,136,000); and Mr. Cowger 19,460 units Common Stock ($1,039,164). The value of the restricted stock and Performance Achievement Plan units is based on the December 31, 2003 closing stock price of $53.40 for Common Stock. Dividend equivalents are paid at the same rate as paid on the Corporation's Common Stock.

(3) Amounts reflect long-term incentive payouts under the General Motors 1997 Performance Achievement Plan, the 2002-03 Leadership Challenge Grant, and vested Restricted Stock Units for Mr. Devine valued at $937,530 and for Mr. Lutz valued at $1,288,000. The Performance Achievement Plan awards and the Leadership Challenge Grant were paid in the form of shares of the Corporation's Common Stock on January 23, 2004.

(4) These amounts include contributions by the Corporation under the various savings plans and the value of premiums paid by the Corporation with respect to term life insurance for the benefit of the respective officers. Additional information regarding the savings plans will be found in footnote (a) on page 11. For 2003, the respective amounts are as follows: Mr. Wagoner $65,994 savings plans, $11,000 life and accident insurance; Mr. Devine $61,994 savings plans, $16,458 life insurance, and periodic pension

GENERAL MOTORS CORPORATION AND SUBSIDIARIES

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

a) The annual meeting of stockholders of the Registrant was held on June 2, 2004.

At that meeting, the following matters were submitted to a vote of the stockholders of General Motors Corporation:

2004 General Motors Annual Meeting
Final Voting Results
(Common Stock, $1-2/3 Par Value)

Proposal		Voting Results	
		Votes	Percent
Item No. 1 Nomination and Election of Directors			

The Judges subscribed and delivered a certificate reporting that the following nominees for directors had received the number of votes* set opposite their respective names.

		Votes	Percent
Percy N. Barnevik	For	449,892,523	97.4%
	Withheld	11,859,760	2.6
John H. Bryan	For	427,974,436	92.7
	Withheld	33,777,847	7.3
Armando M. Codina	For	449,981,360	97.5
	Withheld	11,770,923	2.5
George M. C. Fisher	For	429,910,161	93.1
	Withheld	31,842,122	6.9
Karen Katen	For	429,991,943	93.1
	Withheld	31,760,340	6.9
Kent Kresa	For	447,313,272	96.9
	Withheld	14,439,011	3.1
Alan G. Lafley	For	447,356,755	96.9
	Withheld	14,395,528	3.5
Philip A. Laskawy	For	450,049,994	97.5
	Withheld	11,702,289	2.5
E. Stanley O'Neal	For	441,301,510	95.6
	Withheld	20,450,773	4.4
Eckhard Pfeiffer	For	449,903,239	97.4
	Withheld	11,849,044	2.6
G. Richard Wagoner, Jr.	For	448,131,986	97.1
	Withheld	13,620,297	2.9
In addition, 1,289 votes were cast for each of the following: John Chevedden, James Dollinger, William Dean Fitzpatrick, Lucy Kessler, John Lauve, Louis Lauve III, Steve Mahac, Erik Nielsen, Larry Parks, Danny Taylor, William L. Walde, William Woodward, M.D.			0.0

		Votes	Percent
Item No. 2 A proposal for stockholders to ratify the selection by the Audit Committee with concurrence by the Board of Directors of Deloitte & Touche LLP as independent public accountants for the year 2004.	For	443,761,806	96.1
	Against	9,381,402	2.0
	Abstain	8,609,075	1.9
Item No. 3 A stockholder proposal to eliminate awarding, repricing, or renewing stock options.	For	21,871,790	6.0
	Against	334,744,414	91.0
	Abstain	11,092,659	3.0

Proposal		Voting Results Votes	Percent
Item No. 4 A stockholder proposal to consider deleting all rights, options, SARs, and severance payments to top management after expiration of existing plans or commitments.	For	21,036,347	5.7
	Against	335,475,046	91.2
	Abstain	11,197,470	3.1
Item No. 5 A stockholder proposal to require an independent director separate from the chief executive officer to serve as chairman of the Board of Directors.	For	48,646,964	13.2
	Against	308,215,225	83.8
	Abstain	10,846,674	3.0
Item No. 6 A stockholder proposal that only strictly independent directors are nominated to key Board committees.	For	39,693,240	10.8
	Against	316,927,931	86.2
	Abstain	11,087,692	3.0
Item No. 7 A stockholder proposal that GM report by August 2004 estimated total greenhouse gas emissions from its products, how GM will be competitive in light of regulatory requirements, and how GM can reduce greenhouse gas emissions from its vehicles.	For	23,260,630	6.3
	Against	308,275,227	83.8
	Abstain	36,173,006	9.9
Item No. 8 A stockholder proposal requesting stockholder approval of future golden parachutes for senior executives, which would apply to benefits exceeding 200% of base salary and bonus.	For	85,091,772	23.1
	Against	270,813,188	73.7
	Abstain	11,803,903	3.2
Item No. 9 A stockholder proposal that senior executives and directors hold throughout their tenure at least half of all GM shares obtained by exercising stock options.	For	29,543,362	8.0
	Against	327,226,001	89.0
	Abstain	10,939,500	3.0

******

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

RECEIVED
2005 FEB 22 PM 4:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Shareholder: Lucy Kessler

Ladies and Gentlemen:

The incredulous company argument appears to be that a rule 14a-8 proposal cannot accurately report any corporate governance metric during the latest year or latest year available if the company can belatedly report any improvement in that metric. The company does not dispute that the proposal text is correct for the time period cited.

The company appears eager to establish as a rule 14a-8 precedent that any company can exclude text on a sub-par corporate governance metric if the company can show a belated recovery. This could encourage poor company performance throughout the year as long as there is a last-minute rush to improve. It is poor public policy to condone poor company performance throughout the year as long as the company has a overdue improvement.

The company negotiation purpose with shareholders, described in a biased manner in the company no action request, appears to be a disingenuous method to accumulate negative material to broadcast back to the Staff a biased, unreasonable and derogatory impression of the shareholder. The company approach to "negotiation" with a shareholder thus has the chilling effect of discouraging any shareholder Rule 14a-8 shareholder negotiation with any company. Why should a shareholder attempt to negotiate with a company if the negotiation can have only one of two outcomes:

1) Cave in to the company demand upon threat of a no action request.
2) Be described as unreasonable in a no action request letter based on a biased company account of a good faith shareholder effort to negotiate and accommodate the company.

It is all too common a practice of companies to threaten a no action request if the shareholder does not accept the company ultimatum on changing a proposal. When this fails then the company resorts to a biased description of the shareholder after the shareholder's good faith negotiation that was met with a company ultimatum.

The relevance of certain supporting statements is introduced with:

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step, designed to improve our corporate governance, is reinforced by our directors' vulnerability when compared to best practices in corporate governance.

I believe PACCAR Inc (December 27, 2004), also cited by the company in its no action request, would apply to the proposal text segment beginning with "Progress Begins with a First Step." The PACCAR Staff Reply Letter addressed a similar introduction of poor governance metrics and stated: "We are unable to concur in your view that PACCAR may exclude the proposal under rule 14a-8(i)(3)."

Contrary to the company claim the single topic of this proposal is made clear with, "This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal."

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden, Shareholder

cc: Lucy Kessler
Anne Larin

[December 17, 2004]
3 – Golden Parachute Voting

RESOLVED: Golden Parachute Voting. Shareholders ask that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify. Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step, designed to improve our corporate governance, is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are included):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  "D" in Overall Board Effectiveness.
  "F" in CEO Compensation
  The Corporate Library added, "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."
- John Bryan was designated a "problem director" by TCL. Reason: Mr. Bryan chaired the Compensation Committee at General Motors, which received a CEO Compensation grade of "F" by TCL. Mr. Bryan had also served on the Sara Lee Corp. board since 1976. Sara Lee had a 2004 overall board effectiveness rating of "D".
- 2002 CEO pay of $14 million including stock option grants.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  (If CEO pay is excessive – concern that our board is weak in its oversight of our CEO.)

- We had no Independent Chairman – independence concern.
- Our directors had the power to adopt a poison pill and then delay a shareholder vote on such pill for 12 months.
- Four of our directors were allowed to hold from 4 to 6 director seats each – over-extension concern. (Due to such over-extension there is concern these directors should not be further burdened with service on key board committees.)
- Phil Laskawy held 6 board seats (over-extension concern) and chaired our 4-member key Audit Committee.
- Kent Kresa and Eckhard Pfeiffer also served on the key Audit Committee and held 5 board seats each – over-extension concern.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Golden Parachute Voting
Yes On 3

Notes:
Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 submitted this proposal.

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements General Motors' no-action request dated February 7, 2005 regarding the stockholder proposal received from Lucy Kessler (Exhibit A). GM's earlier letter stated that we intend to omit the proposal under Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of Rule 14a-9. Since the date of that letter, GM has adopted a policy that substantially implements the proposal, so it may be omitted as moot under Rule 14a-8(i)(10).

It has been General Motors' practice not to enter into severance agreements with executive officers when they are promoted or hired. On February 22, 2005, the Executive Officer Severance Policy (the "GM Policy") adopted by the Executive Compensation Committee of the General Motors Board of Directors was finalized (Exhibit B). The GM Policy requires stockholder approval of any severance benefits that would be paid upon the termination of an executive officer's employment prior to retirement if the proposed severance benefits would exceed 2.99 times the sum of the executive's base salary and target bonus. The GM Policy also states that a committee comprised of independent directors may approve an agreement with an executive officer providing severance benefits in excess of 2.99 if necessary in the best interests of the Corporation, provided that stockholder approval would be sought after agreement on the material terms but before such excess benefits are paid. This GM Policy will be described in the proxy statement for GM's 2005 Annual Meeting, and a copy of the GM Policy will be available in the Corporate Governance section of the General Motors website, http://investor.gm.com.

The GM Policy, by generally requiring stockholder approval of severance benefits exceeding 2.99 times an executive officer's salary plus bonus, substantially implements the proposal. In two recent no-action letters, AutoNation Inc. (February 16, 2005) and Borders Group, Inc. (January 31, 2005), where the company had a policy similar to the GM Policy the Staff has found that the same proposal could be omitted under Rule 14a-8(i)(10). Both companies' policies limited severance benefits that could be paid without stockholder approval to 2.99 times the total of the base salary and target bonus, and clarified certain items that should be considered

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

part of the severance benefits such as earned but unpaid salary, deferred compensation, and accrued retirement benefits. The GM Policy is particularly similar to Borders' policy, which applies to all severances (without a specific mention of change of control) and provides for interim approval by an independent board committee if because of time constraints or other reasons, it would be in the best interest of the Corporation.

Like the policies in AutoNation and Borders, the GM Policy satisfies the essential objective of the proposal. Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." As noted in Release No. 34-20091 (August 16, 1983), a registrant may omit a proposal even if it has not taken the specific action requested by a proposal exactly in all details as long as the essential objective of the proposal as has been satisfied, and the Staff has issued no-action letters under those circumstances. See, e.g., AMR Corporation (April 17, 2000); Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995). Similar, the precedents of AutoNation and Borders indicate that the proposal may be omitted under Rule 14a-8(i)(10) as substantially implemented since the GM Policy satisfies its essential objective.

We appreciate the Staff's considering this additional ground for excluding the proposal. We realize that this supplement to our earlier request comes after the deadline in Rule 14a-8(j), but we note that the GM Policy was finalized and the Staff issued its no-action letter in AutoNation after our original letter.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Lucy Kessler



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 6, 2004 from Lucy Kessler (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would request that the Board of Directors seek stockholder approval of future severance agreements or employment agreements that provide payment for change of control or severance.

General Motors intends to omit the proposal and supporting statement under Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of Rule 14a-9.

Staff Legal Bulletin No. 14B (September 15, 2004) reaffirmed the application of Rule 14a-8(i)(3) to exclude or modify a statement where "the company demonstrates objectively that a factual statement is materially false or misleading" and "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Since both conditions apply to the proposal and supporting statement, we believe that the proposal can be omitted under Rule 14a-8.

Although the subject matter of the proposal is severance provisions for senior executives, virtually none of the supporting statement deals with that topic, except for the mention of the vote the same topic received at 26 unnamed other companies and CALPERS position on the topic. The rest of the statement deals with the Board of Directors and its independence and governance. A stockholder who was persuaded by the statement might vote in favor of the proposal believing that it related to membership on the Board or Board governance. Because it applies to executive compensation, in fact it would not be likely to have any effect on the charges that the statement makes—Board ineffectiveness, excessive CEO pay, lack of independence, and over-extension of individual directors. Substantially the same supporting statement—modified for a variety of corporations but not for the different topics of the related proposals—has been

used indiscriminately this proxy season for proposals relating to poison pills, AT&T Corp. (January 24, 2005); Kimberly-Clark Corporation (December 22, 2004); annual election of directors, Electronic Data Systems Corporation (January 24, 2005); PACCAR Inc. (December 27, 2004); simple majority voting, Time Warner Inc. (January 21, 2005); SBC Communications Inc. (January 5, 2005); and independent board chairman, General Electric Company (January 14, 2005). A stockholder who reviewed a number of proxy statements could very likely be confused by seeing the same supporting statement repeatedly, particularly when in this case it bears almost no relationship to the proposal itself.

The supporting statement, in addition to being irrelevant to the proposal, includes a number of materially misleading statements and would violate Rule 14a-9. The ratings from The Corporate Library reported in the first bullet point have been changed and are now "B" for both Overall Board Effectiveness, "C" for CEO Compensation and "Low" board risk assessment (as compared to the earlier ratings of D, F, and High risk). (Exhibit B) The change in the CEO Compensation rating also affects the "Problem Director" designation reported in the second bullet point. On January 19, General Motors wrote the proponent's representative John Chevedden to point out these changes (at that time the Overall Board Effectiveness Rating was "C") and to offer him an opportunity to revise the supporting statement. (Exhibit C) In a subsequent conversation, after GM indicated that it was not willing to negotiate other matters in connection with this suggested change, Mr. Chevedden stated that he preferred to wait to make changes until directed by the Staff. We believe that the supporting statement now omits to state a material fact necessary to make it not misleading, as prohibited by Rule 14a-9. The second bullet point also omits the fact that Mr. Bryan, although a director of Sara Lee in 1976, left its board in 2001, three years before the rating that the supporting statement refers to, and the third bullet point reports the 2002 pay for the CEO without providing the lower 2003 compensation. (The 2003 compensation may not have been available on the cited source, but clearly comparable—and much lower—numbers are available in the Summary Compensation Table in GM's 2003 proxy statement. (Exhibit D)) In addition, the first paragraph of the supporting statement, headed "51% Yes-Vote", omits the fact that the proposal received a considerably lower 23% vote at GM in 2004. (Exhibit E) That statement and the second and third bullet points are artfully drafted to create a false impression; by omitting more specific or recent information the supporting statement is materially misleading, and therefore those portions are excludable under Rule 14a-8(i)(3).

Following SLB No. 14B it is disappointing to have to call on the Staff to correct these deficiencies. As long as proponents are unwilling to correct clearly false or misleading statements or to add necessary information to avoid materially misleading omissions without direct instructions from the Staff (or without receiving concessions from registrants), stockholder proposals will continue to consume an inordinate amount of time from the Staff as well as attorneys for registrants. By permitting the deletion of a statement that violates Rule 14a-9 rather than simply directing the proponent to make changes necessary for its accuracy, the Staff would create an incentive for proponents as well as registrants to comply with the proxy rules without demanding Staff involvement.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Ms. Kessler's representative is John Chevedden. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Lucy Kessler

February 22, 2005

Executive Officer Severance Policy

As a matter of business philosophy and practice, General Motors' executive officers are generally at-will employees who serve at the discretion of the board. This allows the Corporation greater flexibility to reward or remove an executive officer prior to retirement whenever it is in the best interests of the Corporation, with full discretion on any severance package (excluding accrued vested benefits held by the executive). In addition, GM does not generally enter into severance agreements with executive officers when they are hired or promoted. Any such existing arrangements for Named Executive Officers are limited to those disclosed in the proxy statement.

On the rare occasion when an executive officer is removed, the board exercises its business judgment in approving an appropriate separation arrangement, if any, in light of all relevant circumstances including, but not limited to, the individual's term of employment, past contributions and accomplishments, and reasons for separation from the company. The board, for example, might give particular consideration to a highly successful, long-serving executive who elected to separate for health or similarly compelling personal reasons.

However, if the board were to agree to pay future severance benefits to any of the executive officers, GM would seek stockholder approval of any such benefits if: (i) the executive's employment was terminated prior to retirement; and (ii) the present value of the proposed severance benefits would exceed 2.99 times the sum of the executive's base salary and target bonus. For this purpose, severance benefits would not include:

- Payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits;
- Payments of salary, bonus, or performance award amounts that had accrued at the time of termination;
- Any benefits paid under any long-term incentive plans in which other employees participate;
- Any retiree health, life or other welfare benefit, including any legally-required benefit made pursuant to programs generally available to all GM employees;
- Amounts paid as part of any employment agreement intended to "make-whole" any forfeiture of benefits from a prior employer; and
- Any payment that a committee consisting solely of independent directors determines in good faith, after consulting with counsel selected by such committee, to be a reasonable settlement of any claim made against the Corporation

Due to timing constraints or other reasons, a committee consisting solely of independent directors may determine that it would be in the best interests of stockholders to enter into a severance agreement with an executive officer in which the present value of the proposed severance benefits would exceed 2.99 times the sum of the executive's base salary and target bonus before obtaining stockholder approval. In this situation, the Board may seek approval after the material terms have been agreed upon but the payment of any severance benefits in excess of the foregoing limits will be contingent upon stockholder approval of the severance agreement.

This policy shall take effect upon adoption and apply only to severance agreements adopted, amended, or extended after that date. It is not intended that the application of this policy shall modify or alter the tax deductibility of any payment or benefit paid or excluded hereunder. Notwithstanding any provision of this policy, no plan elections, modifications or distributions will be allowed or implemented if they would cause an otherwise eligible plan participant to be subject to tax (including interest and penalties) under Internal Revenue Code Section 409A. Consistent with GM's compensation philosophy and practice, the Board of Directors retains the right to amend or modify this policy as needed.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to the February 18, 2005 letter of John Chevedden (Exhibit A) responding to General Motors' no-action request dated February 7, 2005 (Exhibit B) with regard to a stockholder proposal submitted by Lucy Kessler. GM supplemented its February 8 letter with an additional grounds for excluding the proposal in a letter to the Commission on February 23, 2005. Unfortunately, we were not able to address Mr. Chevedden's comments in our February 23 letter because we did not receive a copy of his letter until March. Although Mr. Chevedden has communicated with General Motors for several years almost exclusively by fax, his February 18 letter (and replies to several other no-action requests by GM) was sent by ordinary mail, postmarked February 24, so that we have not been able to respond quickly.

Mr. Chevedden's letter mischaracterizes the Corporation's letter as arguing that the rating given to GM in 2004 should not be included in the supporting statement. Rather, since the rating has changed significantly, it is misleading to report only the earlier, lower rating and deliberately omit the more recent rating, which is higher. Rule 14a-9 states that a proxy statement must not contain any statement that is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statements therein not false or misleading, and Rule 14a-8(i)(3) states that a proposal that is contrary to the proxy rules, including Rule 14a-9, may be omitted. The proposal as submitted omitted a material fact and was therefore misleading, in violation of Rule 14a-9. (In a comparable situation, a company that reported a high credit rating from 2004 without disclosing that its credit rating had been significantly lowered since then would run afoul of Rule 10b-5 by "omit[ting] to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.") General Motors should not have to include a misleading statement of material fact, even though it can offer full, accurate information in its statement in opposition to the proposal. Under the proxy rules, a proposal that violates Rule 14a-9 may be excluded under Rule 14a-8(i)(3); there is no presumption that a proponent's false or misleading statement is acceptable if the company can correct it in its statement in opposition to the proposal.

General Motors called Mr. Chevedden's attention to the changed ratings in its January 19, 2005 letter (Exhibit C) and to offer him an opportunity to amend the supporting statement. In a telephone conversation, he suggested that he would be willing to consider the point as a part of larger negotiations, and I informed him that GM was not interested in negotiating over this change. The only accommodation GM was willing to offer was a waiver of the 500-word limit to add information about the updated ratings (communicated in a second conversation), but otherwise we would not offer concessions to persuade him to comply with Rule 14a-9. The process may have been unsatisfying to Mr. Chevedden, but GM was not disingenuous. Both telephone conversations seeking to negotiate were initiated by Mr. Chevedden and accurately described in GM's February 8 letter. Mr. Chevedden's general experience of negotiating stockholder proposals is not relevant to General Motors, since we have not negotiated with him for many years, after finding it consistently unproductive. In this case, we provided information and gave him an opportunity to amend his supporting statement so that it would not be misleading; Mr. Chevedden chose not to make the change on the expressed grounds that he preferred that the Staff resolve the issue by directing him to add the current ratings.

Responsible corporations comply with the requirements of the SEC as part of a continuing relationship. It does not seem unreasonable to expect those few stockholder proponents who are very familiar with the proxy rules and involved in a disproportionate number of filings under Rule 14a-8 to demonstrate a similar commitment to compliance in good faith, without insisting on Staff instructions in every case.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Lucy Kessler

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Shareholder: Lucy Kessler

Ladies and Gentlemen:

The incredulous company argument appears to be that a rule 14a-8 proposal cannot accurately report any corporate governance metric during the latest year or latest year available if the company can belatedly report any improvement in that metric. The company does not dispute that the proposal text is correct for the time period cited.

The company appears eager to establish as a rule 14a-8 precedent that any company can exclude text on a sub-par corporate governance metric if the company can show a belated recovery. This could encourage poor company performance throughout the year as long as there is a last-minute rush to improve. It is poor public policy to condone poor company performance throughout the year as long as the company has a overdue improvement.

The company negotiation purpose with shareholders, described in a biased manner in the company no action request, appears to be a disingenuous method to accumulate negative material to broadcast back to the Staff a biased, unreasonable and derogatory impression of the shareholder. The company approach to "negotiation" with a shareholder thus has the chilling effect of discouraging any shareholder Rule 14a-8 shareholder negotiation with any company. Why should a shareholder attempt to negotiate with a company if the negotiation can have only one of two outcomes:

1) Cave in to the company demand upon threat of a no action request.
2) Be described as unreasonable in a no action request letter based on a biased company account of a good faith shareholder effort to negotiate and accommodate the company.

It is all too common a practice of companies to threaten a no action request if the shareholder does not accept the company ultimatum on changing a proposal. When this fails then the company resorts to a biased description of the shareholder after the shareholder's good faith negotiation that was met with a company ultimatum.

The relevance of certain supporting statements is introduced with:

Progress Begins with a First Step



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 6, 2004 from Lucy Kessler (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would request that the Board of Directors seek stockholder approval of future severance agreements or employment agreements that provide payment for change of control or severance.

General Motors intends to omit the proposal and supporting statement under Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of Rule 14a-9.

Staff Legal Bulletin No. 14B (September 15, 2004) reaffirmed the application of Rule 14a-8(i)(3) to exclude or modify a statement where "the company demonstrates objectively that a factual statement is materially false or misleading" and "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Since both conditions apply to the proposal and supporting statement, we believe that the proposal can be omitted under Rule 14a-8.

Although the subject matter of the proposal is severance provisions for senior executives, virtually none of the supporting statement deals with that topic, except for the mention of the vote the same topic received at 26 unnamed other companies and CALPERS position on the topic. The rest of the statement deals with the Board of Directors and its independence and governance. A stockholder who was persuaded by the statement might vote in favor of the proposal believing that it related to membership on the Board or Board governance. Because it applies to executive compensation, in fact it would not be likely to have any effect on the charges that the statement makes—Board ineffectiveness, excessive CEO pay, lack of independence, and over-extension of individual directors. Substantially the same supporting statement—modified for a variety of corporations but not for the different topics of the related proposals—has been

used indiscriminately this proxy season for proposals relating to poison pills, AT&T Corp. (January 24, 2005); Kimberly-Clark Corporation (December 22, 2004); annual election of directors, Electronic Data Systems Corporation (January 24, 2005); PACCAR Inc. (December 27, 2004); simple majority voting, Time Warner Inc. (January 21, 2005); SBC Communications Inc. (January 5, 2005); and independent board chairman, General Electric Company (January 14, 2005). A stockholder who reviewed a number of proxy statements could very likely be confused by seeing the same supporting statement repeatedly, particularly when in this case it bears almost no relationship to the proposal itself.

The supporting statement, in addition to being irrelevant to the proposal, includes a number of materially misleading statements and would violate Rule 14a-9. The ratings from The Corporate Library reported in the first bullet point have been changed and are now "B" for both Overall Board Effectiveness, "C" for CEO Compensation and "Low" board risk assessment (as compared to the earlier ratings of D, F, and High risk). (Exhibit B) The change in the CEO Compensation rating also affects the "Problem Director" designation reported in the second bullet point. On January 19, General Motors wrote the proponent's representative John Chevedden to point out these changes (at that time the Overall Board Effectiveness Rating was "C") and to offer him an opportunity to revise the supporting statement. (Exhibit C) In a subsequent conversation, after GM indicated that it was not willing to negotiate other matters in connection with this suggested change, Mr. Chevedden stated that he preferred to wait to make changes until directed by the Staff. We believe that the supporting statement now omits to state a material fact necessary to make it not misleading, as prohibited by Rule 14a-9. The second bullet point also omits the fact that Mr. Bryan, although a director of Sara Lee in 1976, left its board in 2001, three years before the rating that the supporting statement refers to, and the third bullet point reports the 2002 pay for the CEO without providing the lower 2003 compensation. (The 2003 compensation may not have been available on the cited source, but clearly comparable—and much lower—numbers are available in the Summary Compensation Table in GM's 2003 proxy statement. (Exhibit D)) In addition, the first paragraph of the supporting statement, headed "51% Yes-Vote", omits the fact that the proposal received a considerably lower 23% vote at GM in 2004. (Exhibit E) That statement and the second and third bullet points are artfully drafted to create a false impression; by omitting more specific or recent information the supporting statement is materially misleading, and therefore those portions are excludable under Rule 14a-8(i)(3).

Following SLB No. 14B it is disappointing to have to call on the Staff to correct these deficiencies. As long as proponents are unwilling to correct clearly false or misleading statements or to add necessary information to avoid materially misleading omissions without direct instructions from the Staff (or without receiving concessions from registrants), stockholder proposals will continue to consume an inordinate amount of time from the Staff as well as attorneys for registrants. By permitting the deletion of a statement that violates Rule 14a-9 rather than simply directing the proponent to make changes necessary for its accuracy, the Staff would create an incentive for proponents as well as registrants to comply with the proxy rules without demanding Staff involvement.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Ms. Kessler's representative is John Chevedden. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Lucy Kessler



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

January 19, 2005

BY FAX—310-371-7872
John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am writing about the stockholder proposal submitted by Lucy Kessler on December 6, 2004.

The supporting statement, in the first bullet under the second subhead, states that The Corporate Library rated GM "D" in overall board effectiveness and "F" in CEO compensation and added that the board's effectiveness rate suggests that the board contributed a High degree of risk. I wanted to point out to you that The Corporate Library has updated its rating, and that GM now has a "C" in overall board effectiveness, a "C" in CEO compensation, and a "Low" board risk assessment. The change in the rating for CEO compensation also affects the second bullet point, about John Bryant as chairman of the Executive Compensation Committee.

While the supporting statement is still literally correct—those ratings were reported in 2004—I believe that it would be fair to GM and its stockholders to provide the most recent ratings. I note that SEC Staff Legal Bulletin No. 14B states that, although it will no longer issue no-action letters based on factual assertions that are unsupported or may be disputed or countered, a proposal may still be excludible under rule 14(a)-3(i)(3) if the company demonstrates objectively that a factual statement is materially false or misleading. I believe that the statement is currently misleading with regard to The Corporate Library's ratings, but given the tone of SLB No. 14B, I would hope that we can handle this without involving the Staff.

Could you please let me know if you are willing to revise the supporting statement to provide the current ratings?

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

From: J [olmsted7p@earthlink.net]
Sent: Thursday, March 10, 2005 2:00 AM
To: CFLETTERS@SEC.GOV
Subject: General Motors Corp. (GM): Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Golden Parachutes and Shareholder Vote
Shareholder: Lucy Kessler

Ladies and Gentlemen:

The implicit March 7, 2005 company argument is that rule 14a-8 proposals, that note poor company performance metrics during the latest full year, must also concurrently report all belated recoveries on these metrics. In other words the company is making the absurd claim that rule 14a-8 is intended to restrain shareholders in making accurate reports of poor company performance because shareholders must concurrently report any recovery from this poor company performance all within the 500-word limit.

It is all too common a practice of companies, such as this company, to make telephone calls threatening a no action request if the shareholder does not accept the company ultimatum on changing a proposal. When this company ultimatum failed then the company resorted to a biased description of the shareholder to the Staff regarding the shareholder's good faith negotiation that was met with a steadfast company ultimatum. This brand of company conduct has a chilling effect on any shareholder/company dialog. I believe that any company argument that attacks the shareholder is an implicit admission of company weakness on the fundamental issues in the rule 14a-8 proposal.

Sincerely,

John Chevedden
Shareholder

cc: Lucy Kessler
Anne Larin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 29, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal requests that the board seek shareholder approval for future "golden parachutes" with senior executives that provide "benefits" exceeding 299 percent of the sum of the executive's base salary plus bonus.

We are unable to concur in your view that GM may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that GM may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor